Exhibit (d)(xxi)
April 18, 2005
Ms. Evelyn Dilsaver
President and Chief Executive Officer
Charles Schwab Investment Management, Inc.
101 Montgomery Street
San Francisco, CA 94104
     Re: Amendment to Schedule B
Dear Ms. Dilsaver:
     This letter agreement serves to amend Schedule B (“Schedule B”) to our investment sub-advisory agreement, dated January 31, 2002, as amended on March 26, 2003 and December 2, 2004, (the “Agreement”).
     Amended Schedule B continues to provide Charles Schwab with a “most favored nations” clause with respect to mutual funds that have substantially the same investment policies and objectives. The new language clarifies, however, that William Blair, like most investment advisers, applies a different fee schedule for different investment advisory products/services (e.g. institutional investment advisory accounts, wrap fee programs, etc.). William Blair believes the revised language more clearly reflects the original intent of the parties. Amended Schedule B shall replace the existing Schedule B.
     The Agreement otherwise remains unchanged and shall continue in full force and effect.
     In the space provided below, please acknowledge your agreement to the foregoing.

Very truly yours,

William Blair & Company, L.L.C.

By: Name:	/s/ John McLaughlin John McLaughlin, CFA
Title:	Director of Client Services

ACKNOWLEDGED AND AGREED TO:

Charles Schwab Investment Management, Inc.

By: Name:	/s/ Evelyn Dilsaver Evelyn Dilsaver
Title:	President and Chief Executive Officer

AMENDED SCHEDULE B
TO THE
INVESTMENT SUB-ADVISORY AGREEMENT
BETWEEN
CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.
AND
WILLIAM BLAIR & COMPANY, L.L.C.
FEES
Fees will be accrued each day by applying to the Net Asset Value of the Managed Assets at the end of that day, the daily rate, using a 365-day year, equivalent to the applicable fee percentage set forth below (“Company Percentage”). Sub-Adviser represents and warrants that the Company Percentage now is and in the future will be equal to or less than the applicable fee percentage payable to Sub-Adviser under any other advisory or sub-advisory agreement for comparable investment advisory services to mutual funds that have substantially the same investment policies and objectives (each a “Third Party Percentage”). If at any times, the Company Percentage is greater than any Third Party Percentage, the Company Percentage will be reduced to the lowest Third Party Percentage, including with respect to any advisory or sub-advisory agreement amended or entered into by Sub-Adviser after the effective date of this Schedule. Fees will be paid within 30 days following the end of each calendar quarter.
COMPANY PERCENTAGE
60 Basis points on all Managed Assets
Effective Date of this Schedule B: April 22, 2005